SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #865492

As at January 17, 2003

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 17, 2003

* Print the name and title of the signing officer under his signature.

Great Basin Gold Ltd.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

GREAT BASIN COMMENCES DRILLING ON BURNSTONE GOLD PROPERTY

January 17, 2003 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX Venture-GBG; OTC.BB-GBGLF) is pleased to announce that a major, multi-rig diamond drilling program has commenced on the Burnstone Gold Property located in the famous Witwatersrand goldfield of South Africa. The focused objective of this program is the upgrading of current indicated gold resources to measured status as the project is rapidly tracked through feasibility, preproduction and large-scale gold production. The current 20,000 metre drilling campaign is part of the feasibility program.

The Burnstone Gold Property covers 400 square kilometres of Witwatersrand Basin, the largest gold district in the world. Production to date from mines in the Witwatersrand exceeds 1.4 billion ounces. The property is located approximately 100 kilometres southeast of Johannesburg in an area of open, rolling country, traversed by paved highways, railroads and power lines, providing excellent infrastructure for development. Skilled labour, mining expertise, equipment, process facilities, and development capital are all at hand to support efficient development of the project. Great Basin can, on a phased basis, purchase up to 100% of Southgold Exploration (Pty) Ltd., which has the right to an 80% interest in the Burnstone Gold Property.

Mineralization at Burnstone is hosted by the Kimberley Reef, at depths of only 250 to 1000 metres, a relatively shallow and attractive depth compared to other mines in the Witwatersrand. Gold resources have been outlined in two parts of the property, Areas 1 and 2, and additional targets are also present. Deon Vermaakt, Ph.D., Pr. Sci. Nat., is the independent qualified person for GeoActiv (Pty) Ltd. of South Africa, who estimated and categorized the mineral resources of the Burnstone property using mineral industry methods as required by Canadian Securities regulatory standards found in NI43-101. The mineral resources were reported in Great Basin News Release dated November 5, 2002. Details of the resource estimates, assay and quality control procedures, and the proposed program are described in the "Qualifying Report on the Burnstone Property, Gauteng Province of the Republic of South Africa" by Behre Dolbear & Company, dated November 28, 2002 and filed on www.sedar.com. The independent qualified person for the report is Derek C. Rance, P.Eng.

The five-rig program underway is focused on Area 1, where indicated mineral resources are currently estimated to be 10,400,000 tonnes grading 17.47 g/t Au, containing 5.8 million ounces of gold. The program is designed to increase the density of drill holes in this area and bring its indicated resource to the measured category. Inferred mineral resources in Area 2 are 24,270,000 tonnes grading 14.71 g/t Au, containing 11.5 million ounces of gold. Both were estimated at a cut-off grade of 0 cm g/t Au. Follow up drilling of other targets is planned to follow the work in Area 1.

In addition to Burnstone, Great Basin is actively engaged in a second advanced stage gold project: development of the Hollister Development Block with Hecla Mining Company ("Hecla") on the prolific Carlin Trend in Nevada. An estimated one million gold-equivalent ounces have been outlined by Great Basin in a high-grade gold-silver vein system within the Hollister Development Block. This is contained within an inferred resource of 719,000 tons grading 1.29 oz/ton gold and 7.0 oz/ton silver at a cut-off grade of 0.25 oz/ton gold. The equivalent ounces were estimated using a gold price of US$290/oz and a silver price of US$4.50/oz. The independent qualified person for the Ivanhoe resource estimate is James A. Currie, P.Eng. Details of the estimate, assay and quality control program, as well as a preliminary assessment of development and operating costs, are given in the "Summary Report for the Ivanhoe Project, Elko County, Nevada" by R. Glanville, MBA, P.Eng., and R. Banner. P.Eng., dated April 2002 and filed on www.sedar.com. The Company believes that there is excellent potential to build substantial further high-grade gold resources from these and numerous additional vein structures.

For further details, including maps on the Burnstone Gold Property and the Ivanhoe Gold Property, please visit the Great Basin Gold Ltd. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.